Stradley Ronon Stevens & Young, LLP Suite 500 1250 Connecticut Avenue, NW Washington, D.C. 20036 Telephone (202) 822-9611 Fax (202) 822-0140 www.stradley.com

Aaron T. Gilbride

(202) 419-8423

agilbride@stradley.com

July 24, 2013
Via EDGAR Transmission

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Registrant”)
File Numbers 333-155709; 811-22255

Dear Mary:

I am writing in response to your comments, which you provided to us during a telephone conversation on July 15, 2013, to the post-effective amendment to the Registrant’s Registration Statements filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on May 30, 2013, on behalf of the series of the Trust listed on Annex A (each, a “Fund” and collectively, the “Funds”).

We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Funds’ effectiveness on July 29, 2013.  I have reproduced your comments in italics below, followed by our responses.

1. The staff notes that these comments apply to all Funds in the registration statements.

Response:  The Registrant has incorporated the comments to the extent they are applicable.

2.  For the EGShares Beyond BRICs ETF, please confirm to the staff that there are no expenses that should be disclosed as “Other Expenses.”

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
July 24, 2013

Response: Any such fees (with the exception of acquired fund fees and expenses) will be disclosed either as “Other Expenses” in each Fund’s fee table or as extraordinary expenses (if material) in a footnote to each Fund’s fee table pursuant to Instruction 3(c)(ii) to Item 3 of Form N-1A.

3.  For the EGShares Beyond BRICs ETF, please confirm to the staff that there are no expenses that should be disclosed as “Acquired Fund Fees and Expenses.”

Response:  For any Fund that incurs Acquired Fund Fees and Expenses, a line item for such fees will be added to the Fund’s fee table.

4.  For the EGShares Beyond BRICs ETF, in the footnote to the Fee Table, clarify the meaning of “nonroutine.”  The staff notes that the use of “extraordinary” is ok, as it is an accounting term.  However, they do not understand the term “nonroutine.”

Response:  The footnote disclosure has been revised to refer instead to merger expenses. This classification is necessary to contractually exclude costs of mergers because of informal SEC staff comments suggesting that merger expenses are not “extraordinary.”  As revised, the footnote reads:

“(1)           EGA pays all of the expenses of the Fund, except for the fee payment under the investment advisory agreements between EGA and the Trust, payments under the Fund’s 12b-1 plan (if any), brokerage expenses, taxes, interest, and litigation expenses, and other extraordinary or merger expenses.”

5. For the EGShares Beyond BRICs ETF, in the Expense Example, confirm that Acquired Fund Fees and Expenses are excluded from the calculation.

Response:  Where applicable, Expense Example calculations will exclude Acquired Fund Fees and Expenses.

6.  For the EGShares Emerging Markets Domestic Demand ETF (and any other Fund that has a Mauritius subsidiary), please provide the standard Mauritius subsidiary representations.

Response:  Consistent with the Letter to Ms. Laura Hatch of the SEC staff dated June 3, 2011, and subject to the reasons and reservations contained therein, we make the following representations with respect to each Mauritius Subsidiary contained in the Registration Statements:

•	Approval of the investment advisory agreement for the Mauritius Subsidiary will be consistent with the conditions of Section 15(a) of the 1940 Act.

•	Composition of the board of the Mauritius Subsidiary will comply with Sections 10 and 16 of the 1940 Act.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
July 24, 2013

•	The Mauritius Subsidiary Directors will sign the registration statement for the Trust.

•	The Fund’s financial statements will be prepared as though the investments owned by the Mauritius Subsidiary were owned directly by the Fund.

•	The Mauritius Subsidiary will comply with:

•	Section 8 of the 1940 Act with respect to investment policies;

•	Section 17 of the 1940 Act with respect to transactions with affiliated persons and custody; and

•	Section 18 of the 1940 Act with respect to capital structure and leverage.

•	The expenses of the Mauritius Subsidiary will be included in the Fund’s “Other expenses” in the Fund’s fee table.

•	Investments by the Mauritius Subsidiary will be subject to the Fund’s limitation on investments in illiquid securities.

•	The Mauritius Subsidiary and its directors will agree to service of process in the U.S.

7. In the SAI for the EGShares Beyond BRICs ETF and EGShares Emerging Markets Domestic Demand ETF, given that up to 95% of the Funds’ assets are invested in foreign securities, why is there tax disclosure for U.S. REITs under “Tax Treatment of Portfolio Securities”?  Is this part of the 5% of assets that are not invested in foreign securities?

Response:  The Registrant has removed this disclosure.

8. In the SAI for the EGShares Beyond BRICs ETF and EGShares Emerging Markets Domestic Demand ETF, given that up to 95% of the Funds’ assets are invested in foreign securities, why is there tax disclosure for investment in U.S. real property under “Non U.S. Investors”? Is this part of the 5% of assets that are not invested in foreign securities?

Response:  The Registrant has removed this disclosure.

9.  In the prospectus for the EGShares Emerging Markets Core Balanced ETF, in the Principal Investment Strategies section, explain the distinction between the references to “maturity” and “duration.”

Response:  The following disclosure has been added to the Fund’s Principal Investment Strategies section:

“Duration measures the sensitivity of bond prices to changes in interest rates. The longer the duration of a bond, the longer it will take to repay the principal and interest obligations and the more sensitive it will be to changes in interest rates.  Maturity means the date on which the principal amount of a debt security is due and payable.  Average maturity means the average expected repayment date of the portfolio taking into account the maturity dates of the securities in the portfolio.”

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
July 24, 2013

10. In the Statement of Additional Information Creation Transaction Fee table for the Funds, confirm that the maximum redemption fees together will not exceed 2% of the transaction (i.e. the amount redeemed).

Response: The Registrant confirms that the redemption transaction fee will not exceed 2% in accordance with the restrictions imposed by Rule 22c-2 under the Investment Company Act of 1940.

* * *

The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 202-419-8423 if you have any questions or comments.

Very truly yours,

/s/ Aaron T. Gilbribde
Aaron T. Gilbride

cc:        Robert C. Holderith
Michael D. Mabry

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
July 24, 2013

Annex A

EGShares Basic Materials GEMS ETF
EGShares Beyond BRICs ETF
EGShares Brazil Infrastructure ETF
EGShares Brazil Mid Cap ETF
EGShares China Infrastructure ETF
EGShares China Mid Cap ETF
EGShares Consumer Goods GEMS ETF
EGShares Consumer Services GEMS ETF
EGShares Emerging Markets Consumer ETF
EGShares Emerging Markets Domestic Demand ETF
EGShares Emerging Markets Food and Agriculture ETF
EGShares Emerging Markets Metals & Mining ETF
EGShares Energy GEMS ETF
EGShares Financials GEMS ETF
EGShares GEMS Composite ETF
EGShares Health Care GEMS ETF
EGShares India Basic Materials ETF
EGShares India Consumer ETF
EGShares India Energy ETF
EGShares India Financials ETF
EGShares India Health Care ETF
EGShares India Industrials ETF
EGShares India Infrastructure ETF
EGShares India Small Cap ETF
EGShares India Technology ETF
EGShares Industrials GEMS ETF
EGShares Low Volatility Emerging Markets Dividend ETF
EGShares Low Volatility India Dividend ETF
EGShares Technology GEMS ETF
EGShares Telecom GEMS ETF
EGShares Utilities GEMS ETF
EGShares Beyond BRICs Emerging Asia Consumer ETF
EGShares Beyond BRICs Emerging Asia Infrastructure ETF
EGShares Beyond BRICs Emerging Asia Small Cap ETF
EGShares Emerging Markets Balanced Income ETF
EGShares Emerging Markets Consumer Small Cap ETF
EGShares Emerging Markets Core ETF
EGShares Emerging Markets Core Balanced ETF
EGShares Emerging Markets Core Dividend ETF
EGShares Emerging Markets Real Estate ETF
EGShares India Consumer Goods ETF
EGShares Low Volatility Brazil Dividend ETF
EGShares Low Volatility China Dividend ETF
EGShares South Africa Small Cap ETF
EGShares Turkey Small Cap ETF